EXHIBIT 2.7

[Green Manufacturing, Inc. letterhead]

Effective Date:  June 8, 2005

Rosenboom Machine & Tool, Inc.

1530 Western Avenue

Sheldon, Iowa 51201

Attention: Brian Rosenboom, Vice President

Re:                               Amendment to Asset Purchase Agreement

Ladies and Gentlemen:

Reference is made to that certain Asset Purchase Agreement among Rosenboom Machine & Tool, Inc. (“RMT”), Green Manufacturing, Inc. (“Green”) and P & F Industries, Inc., executed and delivered on the 13th day of December, 2004, effective as of the close of business on the 10th day of December, 2004 (the “APA”). Capitalized terms used and not otherwise defined herein shall have the same meanings given them in the APA.

This is to confirm that, effective as of the date first above written, the APA shall be, and hereby is, amended as follows:

Section 2.2.1(a) of the APA is hereby deleted in its entirety and replaced with the following:

“(a) For purposes of this Agreement, the term “Earn-Out Period” shall mean each of the following periods: (x) the period commencing as of the Effective Time through and including December 31, 2004; (y) each of the nineteen (19) consecutive quarterly periods commencing on January 1, 2005 through and including September 30, 2009; and (z) the period commencing on October 1, 2009 through and including the close of business on December 10, 2009. The Buyer shall pay to the Seller an amount equal to (i) one and five-tenths (1.5%) percent of the Buyer’s Gross Sales during each of the Earn-Out Periods of the Seller’s Products, as hereinafter defined, that are manufactured outside the United States; (ii) with respect to each Active Customer, as hereinafter defined, six and five-tenths (6.5%) percent (the “Domestic Percentage”) of the Buyer’s Gross Sales to each such Active Customer during each such Earn-Out Period of the Seller’s Products that are manufactured in the United States (“Domestic Products”); provided, however, that with respect to each Active Customer during any Earn-Out Period, the Domestic Percentage applicable to Gross Sales of Domestic Products to such Active Customer shall be reduced, on a one-for-one basis, to the extent the Gross Margin, as hereinafter defined, applicable to Gross Sales to such Active Customer during such Earn-Out Period is less than thirty-one and five-tenths (31.5%) percent (in each case, the “Additional Consideration”). The Additional Consideration for each Earn-Out Period shall be calculated on an Active Customer-by-Active Customer basis. As an illustration of the foregoing, in the event that, with respect to Gross Sales of Domestic Products to a particular Active Customer, the Gross Margin during a particular Earn-Out Period is thirty (30%) percent, then the Domestic Percentage applicable to such Active Customer with respect to such Earn-Out Period shall be five (5%) percent calculated as follows: 6.5 – (31.5–30.0) = 5.0. During the Earn-Out Periods, the Buyer shall not change the selling price of the Seller’s Products from the highest amount charged by the Seller to any of its customers, including, but not limited to, Active Customers, for such products prior to the Effective Time (the “Selling Price”) without the prior written consent of the Seller.”

Except as set forth herein, no other change in the terms, provisions or conditions of the APA is hereby effected, intended or implied, and the APA shall remain in full force and effect, and uninterrupted. If the foregoing is in accordance with your understanding of our agreement, please so indicate by signing and returning to us the enclosed copy of this letter.

Very truly yours,

GREEN MANUFACTURING, INC.

		By:	/s/ Joseph A. Molino, Jr.
Joseph A. Molino, Jr., Vice President

Read and Agreed to by:

ROSENBOOM MACHINE & TOOL, INC.

By:	/s/ Brian Rosenboom
Brian Rosenboom, Vice President